January 19, 2017

VIA EMAIL

Division of Corporation Finance

Office of Transportation and Leisure

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Amy Geddes

GeddesA@sec.gov

Re:	Grupo TMM, S.A.B. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2015
Filed May 2, 2016
File No. 333-14194

Ladies and Gentlemen:

This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in the Staff’s letter dated December 28, 2016 (the “Comment Letter”) with respect to the Staff’s review of the above-referenced filing. Set forth below are the Company’s responses to the Staff’s comments. To facilitate your review, the Staff’s comments are reprinted in italics below.

Comment:

Selected Consolidated Financial Data Under IFRS, page 2

1.	We note you present the measure “Income on Transportation before loss from revaluation of vessels” here and elsewhere in your filing. This appears to be a non-IFRS measure, and therefore is subject to the presentation and disclosure of Item 10(e) of Regulation S-K. Specifically, in future filings, please present the most directly comparable IFRS measure with equal or greater prominence, a reconciliation to the most directly comparable IFRS measure, and a discussion of the measure’s usefulness to investors.

Response:

The Company acknowledges the Staff’s comment and respectfully notes that IAS 1 requires an entity to disclose additional “headings and subtotals” in the statement of profit or loss and other comprehensive income when relevant to understanding the entity’s financial performance. IAS 1 further requires that such additional disclosure be:

•	made up of amounts recognized and measured in accordance with IFRS;

•	presented and labelled clearly and understandably;

•	consistent from period to period; and

•	be displayed with no more prominence than the required subtotals and totals.

Management believes that the Company’s presentation of “Income on Transportation before loss from revaluation of vessels” is relevant to understanding the Company’s financial performance and that presentation of the measure is consistent with IAS 1 as well as the requirements of Item 10(e) of Regulation S-K.

In management’s view, presentation of the measure “Income on Transportation before loss from revaluation of vessels” is consistent with Item 10(e) of Regulation S-K for the following reasons:

•	disclosure of the measure and the accompanying measure “Loss from revaluation of vessels” provides useful information to investors regarding the Company’s financial condition and results of operations;

•	the measure is presented with equal prominence to the most directly comparable IFRS measure;

•	reconciliation of the difference with the most directly comparable IFRS measure is unnecessary because the differences relate solely to one specific item (revaluation of vessels), the quantitative effect of which is presented in the measure “Loss from revaluation of vessels”;

•	the measure “Loss from revaluation of vessels” includes “note (b)” which provides additional information concerning the nature of the measure and to confirm that the measure is made up of amounts recognized and measured in accordance with IFRS;

•	the information presented is consistent from period to period following the adoption date of the revaluation model; and

•	the measure “Loss from revaluation of vessels” includes a footnote to the additional information contained in Note 3.7 to the accompanying Audited Consolidated Financial Statements, which have been prepared in accordance with IFRS and do not include the aforementioned measures.

The views of management described above notwithstanding, in light of the Staff’s comment, the Company undertakes to implement policies and procedures to enhance its presentation of non-IFRS measures in future fillings. In particular, the Company undertakes that where a non-IFRS measure is included in a filing, the Company will also present the most directly comparable IFRS measure with equal or greater prominence, a reconciliation to the most directly comparable IFRS measure, and a discussion of the measure’s usefulness to investors.

*   *   *   *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments relating to this letter, kindly contact the undersigned at +52-55-5629-8704.

Very truly yours,

/s/ Benjamin Ampudia

Benjamin Ampudia

Chief Financial Officer